NO ACT

PE 2-19-09



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



10010714

February 22, 2010

Stuart S. Moskowitz
Senior Counsel
Corporate Law Department
International Business Machines Corporation
One New Orchard Road, Mail Stop 329
Armonk, NY 10504

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-22-10

Re: International Business Machines Corporation
Incoming letter dated February 19, 2010

Dear Mr. Moskowitz:

This is in response to your letter dated February 19, 2010 concerning the shareholder proposal submitted to IBM by Peter W. Lindner. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Peter W. Lindner

*** FISMA & OMB Memorandum M-07-16 ***

February 22, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: International Business Machines Corporation
Incoming letter dated February 19, 2010

The proposal relates to a "Truth Commission" and electronically stored information.

There appears to be some basis for your view that IBM may exclude the proposal under rule 14a-8(e)(2) because IBM received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if IBM omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that IBM did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant IBM's request that the 80-day requirement be waived.

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



International Business Machines Corporation
Senior Counsel
Corporate Law Department
One New Orchard Road, Mail Stop 329
Armonk, New York 10504

Rule 14a-8(e)(2)

VIA EXPRESS MAIL

February 19, 2010

United States Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Untimely Stockholder Proposal of Mr. Peter W. Lindner

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six (6) copies of a proposal (the "Proposal"), dated and submitted on February 17, 2010 by fax to International Business Machines Corporation (the "Company" or "IBM") by Mr. Peter W. Lindner, a former IBM employee (See **Exhibit A**). Mr. Lindner will sometimes hereinafter be referred to for convenience as the "Proponent." IBM believes the Proposal may properly be omitted from the proxy materials for IBM's annual meeting of stockholders scheduled to be held on April 27, 2010 (the "2010 Annual Meeting") for the reasons discussed below.

We are writing both to notify the Staff of the Division of Corporation Finance (the "Staff") that IBM will be excluding the Proposal from its proxy statement and form of proxy which we will begin printing next week (together, the "Proxy Materials") for the Company's 2010 Annual Meeting of Stockholders, and to request no-action relief from the Staff under Rule 14a-8(e)(2) based on the Proposal's untimely submission.

To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

I. **THE PROPOSAL IS UNTIMELY UNDER RULE 14a-8(e)(2)**

As noted below, the Proposal was not received by the Company until February 17, 2010, well after the November 9, 2009 deadline for such stockholder submissions under Rule 14a-8.[1]

In his February 17, 2010 correspondence containing the Proposal, the Proponent threatened to file papers with the U.S. District Court for the Southern District of New York, seeking an Order to Show Cause and a Temporary Restraining Order unless we included his Proposal in IBM's 2010 Proxy Statement for our 2010 annual meeting, which is scheduled to be held on April 27, 2010. Under Rule 14a-8(e)(2), a proposal submitted with respect to a company's regularly scheduled annual meeting must be received by the company "not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." A different deadline would apply "if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting ...." Neither of those exceptions is relevant here.

The proxy statement for the Company's 2009 Annual Meeting of Stockholders that was held on April 28, 2009, was dated, filed and first mailed to IBM stockholders on March 9, 2009. Since the Company's next Annual Meeting of Stockholders is scheduled for April 27, 2010 - a date that is within 30 days of the calendar date on which the 2009 Annual Meeting of Stockholders was held - under Rule 14a-8(e)(2), all stockholder proposals were required to be received by the Company not less than 120 calendar days before the date of the Company's Proxy Statement released to stockholders in connection with the Company's 2009 Annual Meeting. Pursuant to Rule 14a-5(e), that deadline was clearly disclosed in the Company's 2009 proxy statement to be November 9, 2009.

---

[1] This filing is not the first communication that Mr. Lindner has had with the Company relating to his personal grievances with IBM. In addition to engaging in various employment-related litigation with IBM over the past several years, on June 17, 2009, Mr. Lindner filed a PREC 14A via the SEC's EDGAR system (See **Exhibit B**). This filing was not a stockholder proposal governed by Rule 14a-8, however, and Mr. Lindner did not make any additional EDGAR filings, or submit any materials to the Office of the IBM Secretary prior to our November 9, 2009 deadline. On December 29, 2009, Mr. Lindner telephoned the Office of the IBM Secretary to inquire about his EDGAR filing, and the Company responded to him in writing (See **Exhibit C**). Following an additional telephone call by Mr. Lindner to the Office of the IBM Secretary on February 4, 2010, Mr. Lindner sent the Company two lengthy facsimiles relating to his litigations. Because these facsimiles are not relevant to the disposition of this matter and contain confidential information, they are not being submitted with this letter.

Question 21 of the Frequently Asked Questions in our 2009 proxy statement provides, in pertinent part:

> **21. HOW DO I SUBMIT A PROPOSAL FOR INCLUSION IN IBM'S 2010 PROXY MATERIAL?**
>
> Stockholder proposals may be submitted for IBM's 2010 proxy material after the 2009 Annual Meeting but must be received no later than 5 p.m. EST on November 9, 2009. Proposals should be sent via registered, certified or express mail to: Office of the Secretary, International Business Machines Corporation, New Orchard Road, Mail Drop 301, Armonk, NY 10504.

As noted above, the instant Proposal was received by the Company via facsimile on February 17, 2010, well over three months after the Company's November 9, 2009 deadline established under the terms of Rule 14a-8 and disclosed in our 2009 Proxy Statement. Therefore, based on the date that the Company determined as the deadline for submissions in our 2009 Proxy Statement, the Proposal was untimely. See e.g. American Express Company (February 2, 2010)(untimely proposal submitted by the same proponent to another company excluded as late under Rule 14a-8(e)(2)).

Rule 14a-8(f)(1) provides that within 14 calendar days of receiving a proposal, the recipient company must notify the person submitting the proposal of any procedural or eligibility deficiencies, unless the deficiency cannot be remedied (such as here, a failure to submit the proposal by the Company's properly determined deadline). Since, as noted above, the Proponent's Rule 14a-8 Proposal was not timely submitted to IBM for inclusion in the 2010 Proxy Materials, under Rule 14a-8(f)(1), the Company was not required to notify the Proponent of such deficiency because the deficiency could not be remedied.

For the foregoing reasons, the Company is notifying the Staff of our intent to exclude the Proposal. The Company further requests confirmation from the Staff that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from the Proxy Materials being finalized for its 2010 Annual Meeting.

II. **WAIVER OF 80 DAY RULE UNDER RULE 14a-8(j)**

Under Rule 14a-8(j), if a company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. However, in circumstances like the instant one -- where the delay is attributable to the Proponent, not the Company -- the Staff has the discretion to permit a company to make its submission less than 80 days before the filing of the definitive proxy materials. The Company presently intends to file its definitive proxy materials with the Commission on or about March 8, 2010, and is beginning the printing of its proxy materials next week. Because the Proposal was not submitted by the Proponent until well after the deadline for submissions of stockholder proposals, and on a date that made it impracticable for the Company to prepare and file this submission earlier than the current date, the Company respectfully requests that the Staff waive the 80-day requirement under Rule 14a-8(j).

CONCLUSION

For the reasons and on the basis of the authorities cited above, IBM respectfully requests your advice that the Staff will not recommend any enforcement action to the Commission in light of the Proposal being omitted from IBM's proxy materials for our 2010 Annual Meeting. We are sending the Proponent a copy of this letter, also advising him of our intent to exclude the Proposal from the proxy materials for the 2010 Annual Meeting. If you require any further information or clarification, please contact the undersigned directly at 914-499-6148. In accordance with Rule 14a-8(k), the Proponent is respectfully requested to copy the undersigned on any response he may elect to make to the Staff in connection with the Proposal. Thank you for your attention and interest in this matter.

Very truly yours,



Stuart S. Moskowitz
Senior Counsel

With copy to:

Peter W. Lindner

*** FISMA & OMB Memorandum M-07-16 ***

Exhibit **A**

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2010 Proxy Statement pursuant to Rule 14a-8

Wednesday, February 17, 2010 7:27:52 AM
Via fax: 845-491-3203

Stuart Moskowitz, Esq.
c/o Secretary of the Corporation Andrew Bonzani
IBM
Corporate HQ
Armonk, NY

RE: Shareholder Proposal of Peter Lindner and filing OSC with SDNY

Stuart:

I am filing with SDNY this week an Order to Show Cause and Temporary Restraining Order on IBM so that IBM does not file its proxy with the SEC, nor mail out proxies to Shareholders without my Shareholder Proposal and nomination for the IBM Board of Directors, nor count its proxies prior to mailing my Proposal to the Shareholders so that they may vote on it with adequate time.

Given that it is in IBM's interest to not have these matters settled too close to the 4 (5?) week window prior to the IBM Shareholder Meeting on April 27, 2010 in Milwaukee, WI, will you join me in urging the Court to decide this matter quickly?

I believe you have not gotten back to me as last week you said you would as to when IBM will respond substantively to my concerns.

Here is my latest version, which I am amenable to you editing / modifying to something of IBM's liking. I wish to work with IBM, not against it. As IBM writes:

> "At one level, the IBM Business Conduct Guidelines are a document of conduct we establish for ourselves to help us comply with laws and good ethical practices. We regularly review and update it as business and the world at large become more complex, and as the need for such guidelines becomes greater. ...
> We are ensuring that our relationships--with clients, investors, colleagues and the communities in which we live and work--are built on trust.
> In other words, the Business Conduct Guidelines are a tangible example of our values and an expression of each IBMer's personal responsibility to uphold them."
> [page 3 of 33, IBM Business Conduct Guidelines, Sam Palmisano, Chairman, President and Chief Executive Officer, January 2009]

I note that I have roughly 100 shares, which is about 5 times more than is needed to submit a Shareholder Proposal.

Sincerely yours,



Peter W. Lindner

*** FISMA & OMB Memorandum M-07-16 ***

Home/Fax: *** FISMA & OMB Memorandum M-07-16 ***
Cell:
Email: *** FISMA & OMB Memorandum M-07-16 ***

Enclosed: Draft of Shareholder Proposal version d of February 17, 2010

Mr. Lindner's Shareholder Proposal on Truth Commission and EEOC
For IBM's Annual Shareholder Meeting April 27, 2010 in Milwaukee, Wisconsin

Proposal

This Shareholder Proposal has two components:

1. The proposal setting up a Truth Commission for EEOC problems against IBM employees with a complete report and recommendation within 1 year for inspection prior to the filing date for Shareholder Proposals for the next year.
2. The proposal sub-topic that IBM comply with ESI (electronically stored information) as required by FRCP 26 of Dec2006, especially for discrimination cases

IBM shall set up a Truth Commission to look into all discrimination matters of the past 15 years, It shall be modeled after the Truth Commissions proposed (and sometimes carried out) relative to (for example)

- Truth Commission on Apartheid in South Africa
- Truth Commission to Investigate Bush-Cheney Administration Abuses proposed in the US Congress

As CEO Sam Palmisano writes in IBM's Business Conduct Guidelines of January 2009 that IBM will do more than the minimum that the law requires.

> "At one level, the IBM Business Conduct Guidelines are a document of conduct we establish for ourselves to help us comply with laws and good ethical practices. We regularly review and update it as business and the world at large become more complex, and as the need for such guidelines becomes greater."

Secondly, IBM as a leader in data processing for over 100 years, should strictly obey evidentiary rules in discrimination cases with regard to providing electronically stored information (ESI) to Plaintiffs as is required by the revised Federal Rules of Civil Procedure[1] (FRCP) 26, and for example, as required in discrimination cases by the Southern District of New York (SDNY) of October 11, 2007, which specifies the personnel records. These documents should be searchable (in "native" format) rather than fax copies that cannot be searched.

Background

Mr. Peter Lindner was in a class-action suit on age-discrimination entitled Syverson v IBM Case No. C 03-04529 RMW and 461 F.3d 1147 (in California) that "has been resolved."

Mr. Lindner was allegedly also wronged by IBM in getting a job with a vendor, which became *Lindner v IBM, et al* 06 cv 4751 SDNY, however IBM refused to "Produce the 'personnel records' concerning the plaintiff as defined"[2] by the SDNY. Moreover, IBM turned over

[1] The SDNY refers to FRCP 26, 33 and 34, with FRCP 26 entitled "Duty to Disclose; General Provisions Governing Discovery". Although the text is somewhat dense and tough to read / understand, the concept is that computer data (electronically stored information, email, Microsoft Word files, Excel spreadsheets) should be given to the opponent prior to the opponent asking for them. Moreover, if some documents are covered by Attorney-Client privilege, a list of such documents should be given to the adversary, with the reasons for being "privileged" or exempt from disclosure, stating plainly without compromising their privileged information what the nature of the confidential information is.
http://www.law.cornell.edu/rules/frcp/Rule26.htm

[2] http://www1.nysd.uscourts.gov/cases/show.php?db=forms&id=67

documents that were fax copies, and thus not searchable by Personal Computers (PCs) in an attempt to make it difficult to access the information. IBM also alleged (wrongly) to federal judge on June 5, 2009 that all ESI had been turned over:

> **II. Plaintiff's Letter Motion to Compel Electronic Discovery**
>
> Plaintiff also seeks to compel Defendants to produce unspecified electronically stored information in metadata format. Plaintiff's suggestion that Defendants have failed to provide electronically stored information is disingenuous as Defendants advised Plaintiff via letter on February 20, 2009 that in responding to discovery requests, Defendants searched for hard copy and electronically stored records that are responsive and produced any and all such records.

When Mr. Lindner pointed out on June 15, 2009 an email sent by IBM indicating that the prospective employer Wunderman had asked for a reference on Mr. Lindner, and that this relevant email was not turned over, IBM did not produce the relevant documents, nor did IBM explain how this email was overlooked, nor did IBM notify the Judge that IBM erroneously sworn that IBM had turned over all relevant ESI.

It is worth noting that even in an adversarial process such is the Federal Court system, the two sides voluntarily turn over ESI **prior** to the start of discovery. In other words, IBM should not have waited for a specific notice to compel their production of electronically stored information, and in this case, did not even produce the computer searchable documents. Few people can match the power of a corporation, and IBM in particular. For IBM to make it difficult to use a computer to search records is opposite to the goal of IBM when it was founded over 100 years ago, and is contrary to the wishes of data processing experts everywhere.

IBM was aware that Mr. Lindner is gay (as well as having donated to Lesbian and Gay charities), was part of the IBM Gay and Lesbian Employee group and had come out to both his manager Tim Bohling and later his group leader Robert Vanderheyden. This is a matter of gay discrimination as well as age discrimination. Studies have shown that stock prices drop with age discrimination cases, so it makes economic sense as well as social justice to stop discrimination and obey the law fully. The "rules" on discovery are a "duty", and IBM should obey[3] the law rather than try to evade it. IBM should lead by examplé in providing electronically stored information – if IBM won't do it, who will?

Also: ESI documents are referred to in "Order To Prepare Civil Case Management Plan" which talks about

"4. any issues relating to discovery of electronically stored information, including the costs of production and the form(s) in which such discovery should be produced."

A complete set of forms is at:
http://www1.nysd.uscourts.gov/forms.php

[3] In the humorous situation comedy "Curb Your Enthusiasm" in the episode about a Native American contractor / gardener entitled "Wandering Bear," a nasty woman refuses to pay the fee for some work done, and then she insults the gardener who says: "There's no need to say that, you're a better person than that." (The various people who know her in the background say: "No, she's not.") So, as the US Supreme Court said that a corporation is like a person (in *Citizens United versus Federal Election Commission*, January 21, 2010), then IBM should be a better person / corporation than that.

Exhibit **B**

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2010 Proxy Statement pursuant to Rule 14a-8

<DOCUMENT>
<TYPE>PREC14A
<SEQUENCE>1
<FILENAME>lindnersec2009061606pm.txt
<DESCRIPTION>PRELIMINARY S/H FILING OF LINDNER FOR IBM
<TEXT>
Text of Preliminary filing to SEC June 2010

6/15/2010
Lindner Peter PREC14A 1:10 IBM Co

Preliminary Proxy Solicitation Material -- Contested
Solicitation * Schedule 14A
Filing Table of Contents
Document/Exhibit Description Pages Size

1: PREC14A Peter Lindner 1st Draft of Proxy

PREC14A 1 draftproxy.htm FIRST DRAFT OF NON-MANAGEMENT
PROXY
SCHEDULE 14A INFORMATION
(Rule 14A-101)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934
Filed by the Registrant [ ]
Filed by a Party other than the Registrant [X]
Check the appropriate box:

[X] Preliminary Proxy Statement
[ ] Confidential, for Use of the Commission Only
(as permitted by Rule 14a-6(e)(2))
[ ] Definitive Proxy Statement
[ ] Definitive Additional Materials
[ ] Soliciting Material Pursuant to Rule 14a-12

IBM COMPANY

(Name of Registrant as Specified In Its Charter)
PETER LINDNER

(Name of Person(s) Filing Proxy Statement, if other than
the
Registrant)

Payment of Filing Fee (Check the appropriate box):

[X] No fee required.

[ ] Fee computed on the table below per Exchange Act Rule
14a-
6(i)(1)and 0-11.
(1) Title of each class of securities to which transaction
applies:
(2) Aggregate number of securities to which transaction
applies:

(3) Per unit price or other underlying value of
transaction
computed
pursuant
To Exchange Act Rule 0-11 (Set forth the amount on which
the
filing fee is calculated and state how it was determined):
(4) Proposed maximum aggregate value of transaction:
(5) Total fee paid:
[ ] Fee paid previously with preliminary materials.
[ ] Check box if any part of the fee is offset as provided
by
Exchange Act Rule
0- 11(a)(2) and identify the filing for which the
offsetting
fee
was paid previously. Identify the previous filing by
registration
statement number, or the Form or Schedule and the date of
its
filing.
(1) Amount Previously Paid:
(2) Form, Schedule or Registration Statement No.:
(3) Filing Party:
(4)
Date Filed:

PRELIMINARY COPY, SUBJECT TO COMPLETION
DATED MARCH 27, 2010
PROXY STATEMENT OF
PETER LINDNER
IN CONNECTION WITH THE
2010 ANNUAL MEETING OF STOCKHOLDERS
OF
IBM COMPANY

INTRODUCTION

This Proxy Statement (the "Proxy Statement") and the
accompanying
form of Proxy are being furnished by Peter Lindner ("Mr.
Lindner")
to the stockholders (the "Stockholders") of the IBM
Company (the "Company" or "IBM") in connection with his
solicitation of proxies to be voted at IBM's 2010
Annual Meeting of Stockholders (the "Annual Meeting"). IBM
has announced that the Annual Meeting will be held on
Monday,
April xx, 2010, at 10:00 a.m. Eastern Time local time at:

International Business Machines Corporation
New Orchard Road
Armonk, New York 10504
(914) 499-1900

This Proxy Statement and form of Proxy are being mailed to
Stockholders on or about April 10, 2010.

Mr. Lindner is soliciting proxies from fellow Stockholders

and
fellow former Employees to elect Mr. Lindner to the Board
of
Directors of IBM (the "Board") at the Annual Meeting.
Mr. Lindner is asking Stockholders to enact a Shareholder
Proposal (the "Proposal") on revising IBM's Code of Conduct
(the "Code"). Sometimes (and I have been wrong about this
in the past), there is a new wave sweeping across the
country
for a revision of ethics. I wish IBM to lead the country in
having a good code of conduct, rather than have incidents
occur periodically that cause pain, embarrassment, and
social/financial disorder - which has happened in the US
Congress and in companies such as Enron.

WHY YOU SHOULD ADD LINDNER TO THE BOARD OF DIRECTORS

*
In Mr. Lindner's opinion, the current Code may not be
working. Mr. Lindner believes there is no stronger message
that can be sent to The
Company's Board and management this year than dual approval
of
a shareholder resolution to fix the Code and to install Mr.
Lindner to ensure that this task is done.

WHY YOU SHOULD VOTE FOR THE LINDNER SHAREHOLDER ETHICS
PROPOSAL
*
Sometimes transparency in words and deeds can have
unexpected
morale and financial benefits. Your clear message in this
election
will directly assist Mr. Lindner in convincing the
directors that
a change in the Code is long overdue. Mr. Lindner believes
this
will be the shortest path to the restoration of shareholder
value
and the realization of IBM's promise of ethical behavior.
IBM trusts its customers to give their word and stand by
it, and
billions of dollars are made on that premise. It would be
hypocrisy
at best for IBM to give its word, yet not carry it out.

*
Mr. Lindner has first hand knowledge of IBM's technology
and of its operations and its culture. Mr. Lindner has
spent nine
years working at IBM, Travel Related Services (TRS),
and IBM Bank. His resume (and much more detail) are on the
website:

www.IBMethics.com

(It stands for IBM Truth commission - the shareholder
proposal to
investigate whether IBM has a few or has many incidents of
where the IBM Code of Conduct has been violated.)

Mr. Lindner has handled mailings, reviewed credit histories
of the
millions of cardmembers, and potential c/m's, as well as
work with
mathematical modeling, risk management, securitization of
our
portfolio, modernization of the Banking system, and has
even
helped (with his manager/director) save a key product line
by showing its viability/profitability.

At IBM, Mr. Lindner has worked with customer databases
of several thousand customers, and even several million.

*

*

THIS SOLICITATION IS BEING MADE BY
MR. LINDNER
AND NOT ON BEHALF OF THE BOARD

Mr. Lindner is a former Senior Manager of IBM. He is an
experienced computer programmer, modeler, database marking
specialist - and is literate.

PLEASE DISREGARD ANY PROXY CARD YOU RECEIVE FROM
IBM.
MR. LINDNER ENCOURAGES YOU TO RETURN ONLY THE ENCLOSED
[Tan? COLOR??] PROXY CARD.

RECOMMENDATIONS IF LINDNER IS ELECTED
If elected, Mr. Lindner plans to make the following
recommendations
to the Board, which Mr. Lindner believes are in the best
interests of IBM and its Stockholders:
*
Work closely with the various stakeholders at IBM - the
shareholders, the employees, the customers and the vendors
- to
get reasonable solutions to the ethical demands in a modern
business. Ethics is the fancy way of saying doing right
when
personal gains may say to choose a different path. Lies,
pandering, obfuscation, hypocrisy - why these are the very
things
that the Securities and Exchange Acts sought to get rid of
in the
1930's, and from those beginnings, a strong NY Stock
Exchange was
created, to the envy of the world. We can make money and
not lose
our morality or ethics. I am actually saying that perhaps
we will

make more money with ethical conduct than by not having
ethics.

*

This proposal is directly related to an incident that
stemmed from Mr. Lindner being laid off in 2003.
That was resolved. However, Mr. Lindner alleged that
IBM had spoken to a prospective employer, and in
violation of Title VII of the US Civil Rights Act of
1964, and in violation of the laws of NY State and
NYC, IBM retaliated against Mr. Lindner.

Moreover, when the case 06cv4751 entitled --
Peter W. Lindner v IBM, Robert Vanderheyden,
Heather Christo Higgins, John Doe #1, And John Doe #2 --
went to discovery, IBM wrote in a submission to the
Magistrate Judge that some of the discovery requests
require interviewing 'hundred of thousands of employees'.
And IBM suggested that it did not have any
ESI (Electronically Stored Information) in all of
IBM that was responsive to the discovery request.

(This document is a letter from IBM on June 5, 2009
to Magistrate Judge Eaton, cc: Peter Lindner,
and will be posted on this SEC site as a pdf,
which requires that it be typed up first as
per SEC filing regulations, which Mr. Lindner
intends to follow.)

Surely no one in data processing believes that if
IBM kept all their records -- as IBM promised -- that
there is no record on any of their computers or any
of their electronic storage media.

So, this shareholder proposal is to stop IBM from
making such absurd statements to a Federal Court.

Furthermore, IBM was apprised the week of June 15 2009
that indeed a single document was found that proved
that the prospective employer of Mr. Lindner had
spoken to an IBM employee, IBM did not (as of this
writing) inform the Court that it spoke wrongly.

To summarize: IBM said it had no ESI, when in fact
it did.

Thoroughly investigate all instances of ethical quandaries
faced by
IBM over the last fifteen years. Some people say there is
nothing to be done, but I say that others have faced
greater
problems than dealing with the ethics of an already pretty
good company. Getting rid of slavery for one (okay, that
was
150 years ago), resolving death squads and apartheid by
having
Truth Commissions, handling sexual improprieties in the US
Congress, balancing the rights of poor and wealthy

citizens.
Let us go the extra distance and make IBM's Code
of Conduct a document to be proud of, which reflects the
honest aspirations of its best employees, its worthy
management
and directors, and of course its shareholders who care for
these concerns and more. I ask for your vote for Director
in
IBM's Board and for the Shareholder Proposal to revise the
Code
of Conduct in the coming year in an open and honest
fashion,
using the best minds of not just IBM's constituents, but
also
of scholars, academics, business leaders and politicians.
This
will be a Code of Conduct that can work in the 21st
century. No
more will the powerful IBM fight just people who are racist
and who do not pay their bills, but also chide and penalize
those
who break the honest standards set by IBM. This will
not be like Enron, where Ken Lay allowed a transgression by
a "top performer," thus abandoning his supposed ethics. The
film "Enron: The Smartest Guys in the Room[2005]" details
how
this path led to Enron's ruin, and that of its hardworking
employees, the community, and many hapless investors.

EVEN AFTER YOU HAVE SUBMITTED YOUR PROXY, YOU MAY CHANGE
YOUR VOTE
AT ANY TIME BEFORE THE MEETING BY SENDING A DULY EXECUTED
PROXY WITH A LATER DATE TO
______________________ AT THE ADDRESS ON THE BACK COVER.
NOMINEE FOR DIRECTOR GENERAL
The by-laws of IBM provide that the exact number of
directors shall be fixed by resolution of the Board.
According to
public information, the Board currently consists of ten
members having one-year terms.

THE LINDNER NOMINEE

The information below concerning age and principal
occupation has
Been furnished by Peter Lindner

NAME AGE PRINCIPAL OCCUPATION
Peter Lindner 59 Computer Programmer

Mr. Lindner is currently an employee of Time Warner Cable
Company
in NYC, and has been at TWC since 2007. (This year, March
2009,
TWC became a separate company from Time Warner.) He
programs in
SAS (a statistical language used among many companies,
including
IBM), and Excel, among other computer

languages. Mr. Lindner has been a professional computer person
for over 35 years, a SAS programmer for 25 years, and an Excel (and Lotus 123) programmer/user for 15 years.

In between 2003 and 2007, Mr. Lindner worked as an independent
consultant, after being laid off from IBM in 2003. Mr. Lindner
had 10 years worth of tenure at IBM, since Mr. Lindner originally worked at IBM from 1973 to 1978, as a salesman trainee, systems engineer, and also as a BAL (Basic Assembly Language) mainframe programmer for IBM's operating system (ACP Airline Control Program,
now known as TPF for Transaction Processing Facility) and with
a forgotten language APL. In the past
fifteen years, Mr. Lindner's specialty has been statistical programming, risk management, direct mail, and systems analysis.

Mr. Lindner joined American Express (Amex) in 1990, worked in Amex Travel Related Services, then
Amex Bank Headquarters in NYC, and then back to TRS for Risk
Management. Mr. Lindner helped with various models, including
working with his manager to create Amex's first Bankruptcy Model,
which became operational even at its early stages, and was later
productionized with a team of consultants into its current form.
Mr. Lindner used Continuous Process Improvement (CPI) to build
a small reporting system into a quickly responsive production system of 90+ measures of credit card performance -
this latter lead to saving the Optima card which was to have
been killed by conventional average losses. The reporting system showed that the losses were less each year, and were now
positive with its learning curve (a slight reference to this was
made in Amex's Annual Report).

Mr. Lindner has two degrees from the Massachusetts Institute of
Technology (MIT), both undergraduate and from their business
school, with a concentration in both finance and management information systems.

Peter Lindner

DATE OF
TRANSACTION AMOUNT OF COMMON SHARES PURCHASED (P) / SOLD (S)
1990-1998 34* (P)

*approximately

PETER LINDNER RECOMMENDS THAT STOCKHOLDERS VOTE IN FAVOR OF THE
PETER LINDNER LISTED BELOW AND
IN FAVOR OF THE ETHICS PROPOSAL AND
NOT RETURN IBM'S PROXY CARD TO IBM AND
NOT VOTE IN FAVOR OF THE NOMINEES OF IBM.

QUESTIONS CONCERNING THIS PROXY STATEMENT OR THE ENCLOSED Gold
PROXY
CARD SHOULD BE DIRECTED TO:

____
_______________________,
____
CALL
*** FISMA & OMB Memorandum M-07-16 ***
____

VOTING

Based on public information, the Board has fixed the close of
business on Febuary 27, 2010 as the record date for the
determination of the Stockholders entitled to notice of and to
vote at the Annual Meeting. Based the latest available
public information, there were approximately 1,320 million
shares of common stock outstanding on June 2009. The holders of
a majority of such shares, represented in person or by proxy,
shall constitute a quorum at the Annual Meeting. A quorum is
necessary before business may be transacted at the Annual
Meeting except that, even if a quorum is not present, the
Stockholders present in person or by proxy shall have the power
to adjourn the meeting from time to time until a quorum is
present. Each Stockholder entitled to vote shall have the right
to one vote for each share of common stock outstanding in
such Stockholder's name. Directors are to be elected by a
plurality of the votes cast at the Annual Meeting. With respect
to any other matter that may properly be brought before the
Annual Meeting, the affirmative vote of a majority of the votes
cast by Stockholders entitled to vote thereon is required to take
action, unless a greater percentage is required either by law or
by IBM's certificate of incorporation or by-laws. In
determining the number of votes cast with respect to any
voting matter, only those cast "for" or "withhold authority"
are included.

Abstentions will be considered present and entitled to vote

at the
Annual Meeting but will not be counted as votes cast. Accordingly,
abstentions will have no effect on the vote. Similarly, where
brokers submit proxies but are prohibited and thus refrain from
exercising discretionary authority in voting shares on certain
matters for beneficial owners who have not provided voting
instructions with respect to such matters (commonly referred to as
"broker non-votes"), those shares will be considered present and
entitled to vote at the Annual Meeting but will not be counted as
votes cast as to such matters and thus will have no effect on the
vote. Execution and return of the enclosed Gold Proxy Card
will not affect a Stockholder's right to attend the Annual
Meeting and vote in person. Any Stockholder that executes and
returns a Proxy Card has the right to revoke it by giving notice
of revocation to the Secretary of IBM at any time before
the Proxy is voted.

Unless contrary instructions are indicated on the enclosed
Gold Proxy Card, all shares of common stock represented by
valid Proxies received pursuant to this solicitation (which
have not been revoked as described above) will be voted

(a) FOR the election of Peter Lindner, and
(b) in favor of the Lindner shareholder proposal to revise the IBM
Code of Conduct and
(c) to vote against a director at the discretion of the Proxy
holder(s), on
such other business as may properly come before the Annual Meeting,
including any adjournment(s) or postponements(s) thereof.

IF YOU WISH TO VOTE FOR PETER LINDNER, YOU MUST EXECUTE AND
RETURN THE ENCLOSED Gold PROXY CARD AND SHOULD NOT EXECUTE OR
RETURN IBM'S PROXY CARD. DO NOT RETURN ANY PROXY
CARD OTHER THAN THE Gold PROXY CARD. IF YOU RETURN MORE THAN
ONE PROXY CARD THERE IS A RISK THAT YOUR SHARES WILL NOT BE
VOTED AS YOU DESIRE, BECAUSE ONLY THE LATEST DATED PROXY CARD YOU
SUBMIT COUNTS.

EVEN AFTER YOU HAVE SUBMITTED YOUR PROXY, YOU MAY CHANGE YOUR VOTE
AT
ANY TIME BEFORE THE MEETING BY SENDING A DULY EXECUTED
PROXY WITH A

LATER
DATE TO ______________________ AT THE ADDRESS ON THE BACK
COVER.
IF YOUR SHARES ARE HELD IN THE NAME OF A BROKERAGE FIRM,
BANK OR
NOMINEE ON THE RECORD DATE, ONLY IT CAN VOTE YOUR SHARES
AND ONLY
UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS.

PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND
GIVE
INSTRUCTIONS FOR YOUR SHARES TO BE VOTED ON THE Gold PROXY
CARD
FOR PETER LINDNER.
YOUR VOTE AT THIS YEAR'S ANNUAL MEETING IS ESPECIALLY
IMPORTANT.

PLEASE SIGN AND DATE THE ENCLOSED Gold PROXY CARD AND
RETURN
IT IN THE ENCLOSED POSTAGE-PAID ENVELOPE PROMPTLY.

INFORMATION CONCERNING PERSONS WHO MAY SOLICIT PROXIES

Under the applicable regulations of the Securities and
Exchange
Commission, Mr. Lindner is deemed to be a "participant" in
our
solicitation of proxies. The name, business address and
principal occupation of each of Mr. Lindner appears earlier
in
this Proxy Statement. Except as described in this Proxy
Statement, neither the Participant nor any of his
respective
affiliates or associates (together, the "Participant
Affiliates"), (i) directly or indirectly beneficially owns
any
securities of IBM or of any subsidiary of IBM or
(ii) has had any relationship with IBM in any capacity
other than as a Stockholder, with the exception of the
lawsuit
filed in Federal Court mentioned in the Shareholder
Proposal.
Furthermore, except as described in this Proxy Statement,
neither
the Participant nor any Participant Affiliate is a party to
any
transaction or series of transactions since January 1,
2006,
or has knowledge of any currently proposed transaction or
series of transactions, (i) to which IBM or any of its
subsidiaries was or is to be a party, (ii) in which the
amount
involved exceeds $100,000, and (iii) in which the
Participant or
Participant Affiliate had or will have, a direct or
indirect
material interest. Except as described in this Proxy
Statement,
neither the Participant nor any Participant Affiliate has
entered

into any agreement or understanding with any person respecting
any (i) future employment by IBM or its affiliates or (ii) any transactions to which IBM or any of its affiliates will or may be a party. Except as described in this
Proxy Statement, there are no contracts, arrangements or understandings by the Participant or Participant Affiliates within the past year with any person with respect to any capital stock of IBM.

COST AND METHOD OF SOLICITATION

Mr. Lindner will bear the cost of this solicitation. While no
precise estimate of this cost can be made at the present time, we
currently estimate that we collectively will spend a total of
approximately $5,000 for our solicitation of proxies, including expenditures for attorneys, solicitors and advertising,
printing, transportation and related expenses. As of June 12,
2009, we have incurred proxy solicitation expenses and legal
expenses of approximately $8,000 (precise number confidential).

We expect to seek reimbursement from IBM for our expenses in connection with this solicitation. In addition to soliciting
proxies by mail, proxies may be solicited in person or by telephone, telecopy, e- mail or the Internet. We will also reimburse brokers, fiduciaries, custodians and other nominees, as well as persons holding stock for others who have
the right to give voting instructions, for out-of- pocket expenses incurred in forwarding this Proxy Statement and related
materials to, and obtaining instructions or authorizations relating to such materials from, beneficial owners of Company
capital stock. We will pay for the cost of these solicitations,
but these individuals will receive no additional compensation for
these solicitation services. We have retained the proxy solicitation firm of ADP at customary fees, plus reasonable out-
of-pocket expenses, to participate in the solicitation of proxies
and revocations, up to $1,000. We also have agreed to indemnify
________________ against certain liabilities and expenses.

We estimate that no employees of IBM will be involved in the solicitation of proxies on my behalf, since IBM has successfully filed in Federal Court to stop

communication between Mr. Lindner and any employee of
IBM, and has further required that there be no oral
communication but if there is written communication, it
must be
censored and passed through IBM's attorney (the firm
of Kelley Drye & Warren LLP).

ADDITIONAL INFORMATION

Certain information regarding common stock held by IBM's
directors, nominees, management and 5% stockholders is
contained in
IBM's proxy statement and is incorporated herein by
reference.

Information concerning the date by which proposals of
security
holders intended to be presented at the next annual meeting
of
stockholders of IBM must be received by IBM
for inclusion in IBM's proxy statement and form of
proxy for that meeting is also contained in IBM's proxy
statement and is incorporated herein by reference. We
assume no
responsibility for the accuracy or completeness of any
information contained herein which is based on, or
incorporated by
reference to, IBM's proxy statement.

PETER LINDNER

[June 12, 2009]

IMPORTANT

PLEASE REVIEW THIS DOCUMENT AND THE ENCLOSED MATERIALS
CAREFULLY.
YOUR VOTE IS VERY IMPORTANT, NO MATTER HOW MANY OR HOW FEW
SHARES OF COMMON STOCK YOU OWN.
1. If your shares are registered in your own name, please
sign,
date
and mail the enclosed Gold Proxy Card to
______________________.
in the postage- paid envelope provided today.

2. If you have previously signed and returned a proxy card
to
IBM., you have every right to change your vote.
Only your latest dated card will count. You may revoke any
proxy
card already sent to IBM Inc. by signing, dating
and mailing the enclosed Gold Proxy Card in the postage-
paid envelope provided. Any proxy may be revoked at any
time
prior to the 2010 Annual Meeting by sending a new proxy
card to
__________________________ or the Secretary of IBM,
Inc.,
or by voting in person at the 2010

Annual Meeting.

3.
If your shares are held in the name of a brokerage firm,
bank
nominee or Other institution, only it can sign a Gold Proxy
Card with respect to your shares and only after receiving
your
specific instructions. Accordingly, please sign, date and
mail
the enclosed Gold Proxy Card in the postage- paid envelope
provided, and to ensure that your shares are voted, you
should
also contact the person responsible for your account and
give
instructions for a Gold Proxy Card to be issued
representing your shares.

4. After signing the enclosed Gold Proxy Card do not sign
or
return IBM's proxy card unless you intend to change your
vote, because only your latest dated proxy card will be
counted.

If you have any questions about giving your proxy or
require
assistance,
please call Mr. Lindner at

*** FISMA & OMB Memorandum M-07-16 ***

Moreover, the website mentioned above:
www.IBMTruth.com
will have additional documents, evidence, transcripts, etc,
subject
only to what IBM can get the Court to disallow, as IBM has
tried
in the past (and succeeded in April 2007) to stop me from
speaking
at the Shareholder Meeting, and has tried again this year
to stop
me (details upon request).

IN OPPOSITION TO THE BOARD OF DIRECTORS OF
IBM COMPANY
PROXY FOR THE 2010 ANNUAL MEETING OF STOCKHOLDERS
THIS PROXY IS SOLICITED ON BEHALF OF PETER LINDNER

The undersigned hereby appoints Peter Lindner as proxy for
the
undersigned with full power of substitution, to vote all
shares of
beneficial interest of IBM, Inc. (the "Company")
which the undersigned is entitled to vote at IBM's
2010 Annual Meeting of Stockholders, and any postponements
or
adjournments thereof, hereby revoking all prior proxies, on
the matters set forth below as follows:

PETER LINDNER RECOMMENDS A VOTE FOR SHAREHOLDER ETHICS
PROPOSAL
5.
THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE
MANNER
DIRECTED. IF A CHOICE IS NOT SPECIFIED, THE PROXY WILL BE
VOTED
FOR
THE NOMINEE LISTED BELOW.

[X] Please mark your votes as in this example.
1.
Election of Peter Lindner as Director whose term expires in
2008:

[ ]FOR nominee (except as marked below)
[ ]FOR Shareholder Ethics Proposal (except as marked below)
* WITHHOLD AUTHORITY for all nominees
* FOR AUTHORITY for CERTAIN nominees

(INSTRUCTION: To withhold authority to vote for one or more
nominees, mark
FOR
above and print the name(s) of the person(s) with respect
to whom
you wish to withhold authority OR for other nominees in the
space provided below.)

____

____

2.
To act upon any other matters that may properly come before
the
meeting.

PLEASE MARK YOUR VOTES (ON REVERSE SIDE), SIGN, DATE AND
RETURN
THE PROXY CARD PROMPTLY USING THE ENCLOSED POSTAGE-PAID
ENVELOPE.

Please sign exactly as your name appears on this Proxy.
When
shares are held by joint tenants, both should sign. When
signing
as attorney, executor, administrator, trustee or guardian,
please give your full title. If a corporation, please sign
in
full corporate name by President or other authorized
officer.
If a partnership, please sign in partnership name by the
authorized person.

Date: April ________, 2010

____

Signature of Stockholder

____

Signature of Stockholder

Dates Referenced Herein and Documents Incorporated By Reference
This PREC14A Filing

Date

Other Filings

</TEXT>
</DOCUMENT>

Exhibit **C**

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2010 Proxy Statement pursuant to Rule 14a-8



International Business Machines Corporation
Corporate Law Department
One New Orchard Road, Mail Stop 329
Armonk, New York 10504

January 12, 2010

Mr. Peter M. Lindner

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Lindner:

I have been asked to respond to your December 29, 2009 telephone call to Mr. Andrew Bonzani, IBM Vice President and Secretary.

I understand you asked about the status of a June 17, 2009 document you filed with the SEC via the agency's EDGAR system -- Preliminary Proxy Statement – Contested Solicitation (PREC14A). Your filing was not a stockholder proposal submitted for inclusion in IBM's 2010 proxy statement under Rule 14a-8 of the SEC's regulations, nor was it a valid notice of an intent to present an item of business at the 2010 annual meeting. Because the relevant deadlines have passed for the 2010 annual meeting and proxy statement, and you did not comply within the prescribed periods with the applicable procedural requirements, you are not eligible to submit any matters for consideration either for inclusion in IBM's proxy statement or directly at the annual meeting.

More specifically, consistent with the requirements of Rule 14a-8, stockholder proposals for the 2010 annual meeting were required to be submitted in writing and received at the Company's principal executive offices by November 9, 2009. Similarly, the Company's advance notice by-law provision required that notice of items of business to be presented at the annual meeting had to be provided to the Company's secretary between October 10 and November 9, 2009, as was clearly summarized on page 83 of our 2009 proxy statement. Specifically, Question 22 states:

22. HOW DO I SUBMIT AN ITEM OF BUSINESS FOR THE 2010 ANNUAL MEETING?

Stockholders who intend to present an item of business at the 2010 Annual Meeting of Stockholders (other than a proposal submitted for inclusion in the Company's Proxy Statement) must provide notice of such business to the Company's Secretary no earlier than October 10, 2009 and no later than November 9, 2009, as set forth more fully in the Company's by-laws.

Your PREC14A filing does not comply with the relevant requirements of Rule 14a-8 or of our by-laws. As a result, you are ineligible to have any proposal included in our 2010 proxy statement and will not be permitted to raise any item of business at our 2010 Annual Meeting.

Sincerely yours,

Stuart S. Moskowitz

Stuart S. Moskowitz
Senior Counsel